Filed Pursuant to Rule 433
Registration No. 333-145104

$1,000,000,000
Floating Rate Notes Due 2011
International Business Machines Corporation
July 23, 2008
Pricing Term Sheet

Issuer	International Business Machines Corporation
Ratings	A1/A+/A+ (Moody’s/S&P/Fitch)
Format	SEC Registered
Ranking	Senior
Trade Date	July 23, 2008
Settlement Date	July 28, 2008
Size	$1,000,000,000
Maturity	July 28, 2011
Interest Payment Dates	Quarterly on January 28, April 28, July 28, and October 28
First Payment Date	October 28, 2008
Spread to LIBOR	58 bps
Designated LIBOR page	Reuters Screen LIBOR01 Page
Index Maturity	3 Months
Interest Reset Period	Quarterly
Interest Reset Dates	January 28, April 28, July 28, and October 28
Initial Interest Rate	Three month LIBOR plus 58 bps, determined on the second London banking day prior to July 28, 2008
Price to Public	100.00%
Underwriting Discount	0.150%
Price to Issuer	99.850%
Net Proceeds	$998,500,000
Day Count	Actual/360, Modified Following Business Day
Minimum Denomination	$100,000 and increments of $1,000
Bookrunners	Barclays Capital Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated
Billing and Delivering	Barclays Capital Inc.
CUSIP	459200GK1
ISIN	US459200GK14

Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-227-2775, Ext. 2663, Lehman Brothers Inc. at 1-888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408 or Morgan Stanley & Co. Incorporated at 1-866-718-1649.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by International Business Machines Corporation on July 23, 2008 relating to their Prospectus dated August 3, 2007.